SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1
TO

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEC File No. 333-201635
Indoor Harvest Corp.
(Exact name of registrant as specified in its charter)

Texas	45-5577364
(State or other jurisdiction of incorporation or organization)	IRS I.D.

5300A East Freeway Houston, Texas	77020
(Address of principal executive offices)	(Zip Code)

Indoor Harvest Corp.
2015 Stock Award Plan
 (Full title of the plan)

Jennifer Haney
5300A East Freeway
Houston, Texas 77020
(Name and address of agent for service)

(713) 410-7903
 (Telephone number, including area code, of agent for service)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-8 (the "Registration Statement") is being filed by Indoor Harvest Corp. (the "Company") in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "Securities Act") for 272,600 shares of the Company's common stock, par value $.001 per share, issuable under our 2015 Stock Award Plan (the "Plan").  The reoffer prospectus may be used for reoffer and resales of restricted securities (as such term is defined in General Instruction C to Form S-8) issued pursuant to the Plan.

 Part I

Item 1.	Plan Information.

We will send or give to participants in the Plan the document(s) containing the information specified by Part I of this Registration Statement as specified in Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"). We are not filing such document(s) with the Commission but such document(s) constitute (along with the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II of this Registration Statement), a prospectus that meets the requirements of Section 10(a) of the 1933 Act.

Item 2.	Registrant Information and Employee Plan Annual Information.

The Company will provide to each Recipient a written statement advising of the availability of documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus) and of documents required to be delivered pursuant to Rule 428(b) under the Securities Act without charge and upon written or oral request by contacting:

John Choo, President
Indoor Harvest Corp.
5300A East Freeway
Houston TX 77020
Tel: 713-410-7903

Information required by Part I to be contained in section 10(a) prospectus is omitted from the registration statement in accordance with Rule 428 under the Securities Act of 1933, and Note to Part I of Form S-8.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON.

REOFFER PROSPECUTS
INDOOR HARVEST CORP

272,600 Shares of Common Stock

This reoffer prospectus relates to 272,600 shares of our common stock, par value $0.001 per share, that may be offered and resold from time to time by the selling stockholders identified in this prospectus (the "Selling Stockholders") for their own account. The shares included in this prospectus are shares that have been issued to the Selling Stockholders pursuant to our 2015 Award Stock Plan. It is anticipated that the Selling Stockholders will offer common shares for sale at prevailing prices on the Over-the-Counter Markets on the date of sale. We will receive no part of the proceeds from sales made under this reoffer prospectus. The Selling Stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the Selling Stockholders will be borne by us.

Our 2015 Award Stock Plan authorizes the issuance of up to 980,000 shares of our common stock to officers, directors, employees and consultants of the Company. This reoffer prospectus has been prepared for the purposes of registering the common shares under the Securities Act to allow for future sales by the Selling Stockholders on a continuous or delayed basis to the public without restriction.

The Selling Stockholders and any brokers executing selling orders on their behalf may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed to be underwriting commissions under the Securities Act.

Our common stock is traded on the OTCQB under the symbol "INQD." On September 15, 2015 the closing price of our common stock on such market was $0.59 per share.

Investing in our common stock involves risks. See "Risk Factors" on page 15 of this reoffer prospectus. These are speculative securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The date of this Prospectus is September 16, 2015.

Our Company

Indoor Harvest Corp., or the "Company," is a Texas corporation formed on November 23, 2011. Our principal executive office is located at 5300A East Freeway Houston, Texas 77020.

Business

Indoor Harvest Corp, through its brand name Indoor Harvest™, is a design build contractor, developer, marketer and direct-seller of commercial grade aeroponic and hydroponic fixtures and supporting mechanical systems for use in urban Controlled Environment Agriculture ("CEA") and Building Integrated Agriculture ("BIA").

CEA is the process of manipulating any agricultural technology to allow the farmer an ability to manipulate a crop's environment to desired conditions. Technologies include greenhouse production, hydroponics, aquaculture, aquaponics and aeroponics. Controlled variables may include temperature, lighting, humidity, pH and nutrient analysis.

BIA is the process of locating CEA methods on, or in, mixed use buildings to provide synergy with the buildings infrastructure and the agriculture process. Earliest examples of BIA include the use of hydroponics, aeroponics and aquaponics, where waste heat is captured through the buildings existing heating, ventilation and air conditioning system as well as the combined use of solar, rainwater collection and evaporative systems. Current operating examples include such buildings as Eli Zabar's rooftop greenhouse, The Sun Works Center for Environmental Studies, Gotham Greens, Sky Vegetables, Top Sprouts, Cityscape Farms, Dongtan, Masdar City, AeroFarms, Solar 2, Lufa Farms, BrightFarms, FarmedHere, Green Sense Farms, Green Spirit Farms and Big Box Farms. The term building-integrated agriculture was coined by Dr. Ted Caplow in a paper delivered at the 2007 Passive and Low Energy Cooling Conference in Crete, Greece.

We currently offer a vertical farm racking system with integrated LED lighting. Our vertical farm racking system was designed to be used for both aeroponic and hydroponic layered crop production within a CEA or BIA operation. Our racking system will work with any standard 48" X 96" or 24" X 48" third party flood table or aeroponic system. We also offer patent pending aeroponic fixtures that are compatible with our vertical farm racking system. We are developing our vertical farm racking system and aeroponic fixtures for use by both horticulture enthusiasts and commercial operators who seek to utilize vertical farming methods within a controlled indoor environment.

Aeroponics is the process of growing plants in an air or mist environment without the use of soil or an aggregate medium (known as geoponics). Aeroponic culture differs from both conventional hydroponics and in-vitro (plant tissue culture) growing. Unlike hydroponics, which uses water as a growing medium and essential minerals to sustain plant growth, aeroponics is conducted without a growing medium.  Because water is used in aeroponics to transmit nutrients, it is sometimes considered a type of hydroponics.

The Company intends to generate revenue from vertical farm rack system sales, aeroponic fixture sales and design build construction management services. Our products are designed for the production of aeroponic and hydroponic leafy greens, micro-greens, fruiting plants and herbs. Our fixtures and systems can also be adapted for a variety of other uses such as horticulture research, medicinal plant production, pharmaceutical plant production, plant cloning and hardwood propagation.

Our Products

There are currently several different growing technologies being deployed in urban vertical farming operations. The most common of these technologies include; nutrient film technology, ebb and flow systems, drip irrigation, water culture systems, aquaponic raft systems and aeroponic systems. Our Company has chosen to focus on the development of aeroponic and vertical farm framing fixtures and supporting systems for the urban vertical farming industry. Aeroponics is a method of growing plants in a sealed environment by suspending plant roots in an automated atomized liquid nutrient environment. Hydroponics is a subset of hydroculture and is a method of growing plants using mineral nutrient solutions, in water, without soil.

The Indoor Harvest™  patent pending "Modular Aeroponic System and Related Methods"

The aeroponic environment being free from pests and disease, we believe plants grow healthier and more quickly than plants grown in a medium. We believe that CEA and BIA advances plant development, health, growth, flowering and fruiting for any given plant species and cultivars. There are two types of aeroponics commonly used and they are described as follows:

•
Low Pressure Aeroponics ("LPA") - LPA systems utilize high volume, low-pressure pumps and low pressure misting, or spray nozzles. Low-pressure nozzles require large orifices to disperse the nutrient solution resulting in increased water usage. Due to the large amount of water used, the majority of LPA systems recirculate the nutrient solution to minimize water and fertilizer usage.

•
High Pressure Aeroponics ("HPA") - HPA systems utilize a low volume, high-pressure pump and high pressure misting, or fog nozzles. The higher pressures when used with an appropriate nozzle create an atomized mist or fog. Unlike LPA designs, HPA can utilize drain to waste configurations for easier operation due to minimal water usage. Average nutrient solution particle size is 50-80 microns.

The Indoor Harvest™ Modular Aeroponic System is based around seven primary fixture components. These fixtures consist of an Aeroponic Growth Tray, Aeroponic Growth Lid, Aeroponic Spray Manifold, Aeroponic Pressure Manifold, Nutrient Delivery System, Recirculating System and Lift Station. The individual fixtures are combined to create a variety of aeroponic system configurations and allow for modular system construction. As of June 30, 2015, the Company had completed four prototype system tests. The chart below briefly describes the development status of our seven primary fixture components.

Fixture Component	Development Stage	Planned Future Development
Aeroponic Growth Tray [manufactured from durable FDA approved food grade high-density polyethylene]	Ready for Production	Tooling for additional sizes
Aeroponic Growth Lid	Ready for Production	Tooling for additional sizes
Aeroponic Spray Manifold	Ready for Production	None planned
Aeroponic Pressure Manifold	Ready for Production	Specific application development needed for additional sizes
Nutrient Delivery System	Ready for Production	Specific application development needed for additional sizes
Recirculating System	Ready for Production	None Planned
Lift Station	Ready for Production	None Planned

We anticipate being ready to begin production and sales of our aeroponic fixtures in the fourth quarter of 2015. We need no additional funding to begin manufacturing.

Indoor Harvest™ Support Systems for Aeroponics

In addition to our line of aeroponic system fixtures, we also intend to offer private labeled supporting systems for large commercial installations for CEA and BIA farming. These include both wall mount and frame mount reverse osmosis ("R/O") systems ranging in size from 250 gallons per day to over 19,000 gallons per day from Applied Membranes, Inc.. We also intend to offer private labeled inline and drop in chillers ranging from 1/5 HP to 1/2 HP from Trade Wind Chillers.

The use of a R/O system within an aeroponic system can dramatically reduce the potential for maintenance issues such as the clogging of nozzles, solenoids and pumps by filtering incoming system water to below 20 parts per million. Both inline and drop in chillers can also be added to an aeroponic system to chill the nutrient solution thereby increasing dissolved oxygen content of the nutrients and lowering the temperature of a plants root zone. Higher dissolved oxygen and cooler root temperatures promote faster plant growth.

Indoor Harvest™ Vertical Farm Framing System

We have developed a modular framing system that can be used with our aeroponic fixtures or can be used for hydroponic vertical farm installations such as deep water culture, flood and drain or nutrient film technique using third party products. The framing system is based upon the Unistrut framing platform which will make it very versatile in how it is installed and incorporated into mechanical systems.  The design uses an open slot face which will allow precise leveling no matter how uneven the floor is. We have designed the frames to use the Illumitex® brand ES-1 and ES-2 fixtures out of the box without modifications or custom electrical fabrication. The framing is designed to work with any style 4' X 8' hydroponic tray. The system allows for the vertical installation of aeroponic or hydroponic production systems.

We begin offering our vertical farm framing system on July 1, 2015. We currently do not require any additional funding to begin manufacturing and sales. Depending on a client's location and order size, we can manufacture our frames in-house or we may sub contract to third party manufactures. We currently do not have any agreements with third party manufacturers.

Operational Activities

Since our inception, we have engaged in the following significant operational activities:

On September 18, 2013, the Company entered into a material transfer agreement with the Massachusetts Institute of Technology's Media Lab ("MIT Media Lab") to provide aeroponic system components and fixtures to be used for the purpose of developing a wall facade aeroponic system as part of MIT Media Lab's Changing Places research. The project, MITCityFarm, will focus on urban mobility networks, decentralized energy infrastructure and transformable housing units to advance urban agricultural systems. Indoor Harvest, Corp. will be responsible for providing technical assistance and materials as a "Technical Systems Adviser" to the MITCityFarm project. This is a demonstration project only. The equipment may only be used for education or not for profit purposes.  The Agreement provides that we are providing our equipment at no cost.

On February 20, 2014, we entered into a 62 month lease with Daniel R. Davis, commencing on March 1, 2014 through April 30, 2019, for a total of 10,000 sqft. of warehouse and office space located at 5300A East Freeway, Houston, Texas 77020. The monthly base rent is $4,200 increasing 6% every two years for the term of the lease. The property is adequate for all of the Company's currently planned activities.

On March 1, 2014, we relocated our equipment to this leased space and ceased operations at our original research and development facility.

On December 18, 2014, we entered into a Cannabis Production Pilot Agreement ("Agreement") by and between Indoor Harvest Corp. ("Indoor Harvest"), a Texas Corporation, and Tweed Marijuana Inc. ("Tweed"), a Canadian company.

Tweed Marijuana Inc. is a TSX Venture Exchange listed company. Its wholly owned subsidiaries Tweed Inc. and Tweed Farms Inc. (formerly Prime1 Construction Services Corp.) are licensed producers of medical cannabis in Canada. The principal activities of Tweed are the production and sale of cannabis through its wholly owned subsidiaries out of Tweed Inc.'s facility in Smiths Falls, Ontario and Tweed Farms Inc.'s facility in Niagara-on-the-Lake, Ontario as regulated by the Marihuana for Medical Purposes Regulations.

Set forth below is a brief description of the terms and conditions of the Agreement that are material to Indoor Harvest:

The Pilot Project will test the production of Cannabis using an aeroponics system designed by Indoor Harvest. The Pilot Project will make a record of the growth rate, phytocannabinoid production, water usage, fertilizer usage and labor using the aeroponics system(s) provided by Indoor Harvest. The recorded data from the Pilot Project will be compared to Tweed's existing production methods. At the conclusion of the Pilot Project, upon review of the data, Tweed and Indoor Harvest shall jointly secure intellectual property rights for the resulting aeroponics system(s) (at each Party's discretion as to whether they wish to participate in intellectual property filings) and Indoor Harvest will be provided manufacturing rights.

The Pilot Project is broken into two separate phases, as follows:

•
During Phase One, tests will be conducted using equipment initially provided by Indoor Harvest. The purpose of Phase One is to test the initial design and evaluate the root mass development of various strains of Cannabis chosen by Tweed.

•
Upon completion of Phase One, Tweed, based on the results of Phase One, will have the option to request Design Build services to be provided by Indoor Harvest. Indoor Harvest will provide these services free of charge. Indoor Harvest will provide projected costs associated with the manufacture and installation of the new aeroponics designs. Tweed will then have the option to purchase equipment from Indoor Harvest based on these projected costs. There is no obligation to purchase equipment under the Agreement.

Indoor Harvest will be responsible for providing all the equipment related to the aeroponics system being tested, to include a temporary partitioned testing lab structure to be used within Tweed's existing facilities and the cost associated with delivery and installation of the aeroponics system and testing lab, including design changes and subsequent changes based on feedback from Phase One testing.

Tweed will be responsible for providing adequate space in a Controlled Environment for testing purposes to include water service, local area drain and electrical service. Tweed will also provide the personnel and labor to operate and maintain the equipment provided by Indoor Harvest. Tweed will make a reasonable effort to provide Indoor Harvest with weekly updates to include photographs of the plants being grown and their root development as well as all associated data required under the Agreement.

The Pilot Project shall be conducted for a period (the "Pilot Period") commencing on the date of this Agreement (the "Commencement Date") and ending (the "Termination Date") upon the earlier of (a) the parties' mutual determination that the Pilot Criteria has been satisfied or (b) one year after the Commencement Date.  This agreement can be extended if both parties mutually agree in writing.

Upon completion of the Pilot Project, Indoor Harvest and Tweed will jointly apply for patents ("New IP") on the technology developed under the Pilot Agreement. Tweed will be provided exclusive rights to cultivate cannabis using the New IP in Canada and other jurisdictions outside the United States, at a royalty-free rate for the duration of the patent (including any extension of the patent). Indoor Harvest will have exclusive royalty-free rights to cultivate cannabis using the New IP in the United States for the duration of the patent (including any extension of the patent) and will be provided rights to use the New IP in all jurisdictions, royalty-free, for the cultivation of all other species of cultivars, to specifically exclude cultivation of cannabis using the New IP. Indoor Harvest will only have rights to cultivate cannabis in the United States using the New IP. All of these rights are intended to be for commercial production of cultivars.

Indoor Harvest will be provided exclusive manufacturing rights for a period of 10 years on the New IP developed under the agreement. All equipment manufactured by Indoor Harvest will be provided to Tweed by way of a "cost plus agreement" not to exceed 15% allowable for profit.

Both parties are responsible for the costs associated with meeting their obligations outlined in this Agreement. Under no circumstance, do Tweed's costs exceed those associated with the cost of plants, labor and general costs of production including water and electricity. However, any costs related to third party laboratory analysis and testing of phytocannabinoids will be shared equally by both parties.

On March 31, 2015 the Company announced the signing of a LOI with the City of Pasadena, Texas to fund the establishment and provisioning of an indoor agricultural facility (vertical farm) to be located in Pasadena, Texas. Under the LOI, the City was to provide Indoor Harvest, or a partner of their designation with City approval, with two facilities owned by the City for the sum of ten dollars ($10.00) per annum for a period not to exceed twenty (20) years as well as provide tax abatements on these properties for use in the construction of a Community Located Agricultural Research Area ("CLARA") project. In addition, the Pasadena Second Century Corp. (economic development entity for the City of Pasadena) has been asked by City officials to consider a budgetary proposal of $500,000 as seed money for the project's economic development portion in north Pasadena.

The CLARA project, based on current negotiations, is expected to be divided into two phases. Phase One will focus on developing the non-profit aspects of the project and is envisioned to include the construction of a 6,000 sq. ft. vertical farm R&D facility and 6,000 sq. ft. of classroom and office space. Phase Two is envisioned to support a commercial retail operation on approximately two acres of land and additional properties adjacent to the vertical farm and education centers.

The Phase One vertical farm facility is intended to serve dual roles, with Indoor Harvest using the facility as a demonstration farm and R&D facility and Harris County BUILD Partnership, a non-profit group, using the facility for educational and charitable purposes. It is anticipated that the crops grown will be donated, or sold at cost, to provide fresh produce to low income families in the North Pasadena area. The entire proposed campus area, almost two city blocks, will be designed and built to allow the flow of tourists without impacting operations. The City has been asked to develop a project overview to be presented in August to department heads at the Pasadena Independent School District's Kirk Lewis Career & Technical High School and the Continuing and Professional Development Department of San Jacinto College regarding academic curriculum development to be located at the CLARA campus.

Based upon an existing timeline provided by the City and the current status of negotiations between the parties, it is anticipated that the project MOU will be finalized and property lease executed by the end of August 2015. Under the timeline, construction on Phase One is planned for completion June 2016. As of the date of this Report, we do not yet have a binding agreement concerning this Project

Phase Two of the project is anticipated to be developed on two acres of land and additional buildings currently available adjacent to the existing properties being provided by the City. Indoor Harvest, as the primary developer of the campus, expects to be able to provide commercial operators who build on the CLARA campus a unique group of incentives and key advantages in regards to distribution, manufacturing intelligence and access to resourcing and key agricultural production talent. The City of Pasadena is currently working to secure additional land surrounding the CLARA campus for use by commercial partners.

We are currently in the final stages of negotiating terms with City Farms America, LLC and EB5 Solutions, LLC, to build commercial operations on the CLARA campus. EB5 Solutions would be responsible for providing investment capital to City Farms America for the construction with terms that include a multi-State expansion plan of the CLARA model. Indoor Harvest would act as the primary design build contractor for both CLARA construction and future expansion plans. We are currently negotiating terms with City Farms America and EB5 Solutions in connections with the MOU for CLARA. As of the date of this Report, we do not yet have a binding agreement with these entities.

In addition, City officials are currently considering creating a tax increment reinvestment zone (TIRZ) in the immediate area surrounding the CLARA campus.  A TIRZ is a public financing structure that Texas law allows to target tax revenue helping to support redevelopment in underserved areas. Such a zone, if created, could provide an additional economic incentive for tangential services to locate on the project site. As of now, the City is not obligated to create a TIRZ zone and no such zone may ever come to fruition.

On April 15, 2015, the Company signed a LOI with PUE 1.0. Under the terms of the letter of intent, it is anticipated that a final agreement will include the following terms:  Indoor Harvest will be responsible for the design of a vertical farming system and its related systems. PUE 1.0 will be responsible for the design of a HVAC system to be used with Indoor Harvest's vertical farming design. Both parties have agreed to share any data during the development stage. PUE 1.0 will retain all rights to its intellectual property and any new intellectual property developed as part of the collaboration. Indoor Harvest will be provided exclusive rights to market and distribute the final design for a period to be determined by way of a memorandum of understanding, to be finalized in connection with the closing of terms outlined in our letter of intent with the City of Pasadena. During the development stage, all equipment to be provided by PUE 1.0 for the purpose of the technology and economic pilot to be constructed at the 112 N Walter property will be provided at cost.

We currently depend on five firms to manufacture our aeroponic and vertical farm framing systems, from or with which we have supply arrangements with and/or with which we private label, distribute and purchase from these five firms, respectively, on a purchase order basis, two in Texas, two in California and one in Florida to produce, our aeroponic system components. We have only verbal agreements with suppliers and purchase our products on a purchase order basis from the suppliers, but we believe we could easily find alternative suppliers for each of these suppliers and/or users of our tooling, even for those such as Freeman which is located a significant distance from our offices, at no significant increase in price and with no or no significant interruption in our production process. These firms and what they do for us are as follows:

•
Freeman Engineered Products, located in Burnet Texas, currently provides us with our high-density polyethylene ("HDPE") products using tooling that we own. Although they are holding our tooling at no charge to us, we are free to remove our tooling to another location or to another rotational molding company at any time. This could be made more difficult because one of our suppliers, Freedman Engineered Products both holds our tooling and is located a significant distance from our office. Accordingly, we might experience some production logistic products if we had to remove our tooling to another location or to another rotational molding company at any time, but as described below do not believe the effect would be significant.

•
Illumitex, located in Austin Texas, provides us with LED lighting systems. We have a verbal agreement with Illumitex to provide us with wholesale pricing and to be listed as a "vendor partner" on our website.

•
Applied Membranes, located in Vista California, provides us with our reverse osmosis ("R/O") products. We have a verbal agreement with Applied Membranes to provide us with private label components and to be listed as a "vendor partner" on our website.

•
Dosatron, located in Clearwater Florida, provides us with water injection technologies. We have a verbal agreement with Dosatron to use their products in our systems, act as a distributor and be listed on our web site as a "vendor partner".

•	We have a verbal agreement from Trade Wind Chillers in Escondido California to provide private labeled chillers ranging in size from 1/5 HP through 1/2 HP.

We have no formal written agreements with any of these five companies.

Any change in suppliers/manufacturers or problems with our existing suppliers/manufacturers could disrupt or delay our ability to fulfill orders for our aeroponics systems while we search for alternative supply sources, provide specifications, and test initial production. However, based upon management's knowledge of the industry, we believe we could locate alternative firms without any significant difficulty or increase in prices, even with firms such as Freeman which is located a significant distance from our office. If we needed to change suppliers/manufacturers and there were to occur any significant time delay in locating alternative firms, which we do not currently anticipate, our business prospects, results of operations and financial condition could be materially and adversely affected.

The Company has engaged in significant research and development activities as described below.

Research and Development

On September 14, 2012, the Company began research and development on its prototype designs. The Company has incurred $36,080 in research and development expenses for the period from inception to December 31, 2014. Chad Sykes, our sole Founder and CEO, was responsible for the development of our prototype designs and providing the space required to complete our proof of concept prototyping which was done within his garage, at his personal residence at 14830 Forest Lodge Dr, Houston Texas 77070, at no charge to the Company, which was renovated to provide a controlled environment for R&D and prototyping of our aeroponic system designs.

From September 18, 2012 through October 31, 2012, we completed an initial prototype system test by growing 110 basil plants. The test resulted in an average 1.7 lbs of basil per square foot in 30 days using under 2 gallons of water per plant drain to waste. Upon completion of the test, we made design changes to our lid system and nutrient dispensing system prototypes.

From March 8, 2013 through April 8, 2013, we completed a second prototype system test by growing 110 heads of leafy lettuce to include three types of lettuce, bibb lettuce, buttercrunch lettuce and romaine lettuce. The test resulted in an average head weight of 1/4 lbs in 28 days and water use of under 3 gallons per head drain to waste. Upon completion of the test, we made design changes to our lighting system, updated the framing system and put two prototype grow trays into vertical operation.

From July 13, 2013 through August 22, 2013, we completed a third prototype system test by growing 220 heads of leafy lettuce to include four types of lettuce, bibb lettuce, buttercrunch lettuce, romaine lettuce and ruby red lettuce. The test resulted in average head weight of 1/4 lbs in 30 days and 1/2 lbs in 40 days. During this period the Company also conducted research and development of lighting and controls, comparing the performance of LED lighting and T5 fluorescent lighting. Also during this period the Company tested its second nutrient dispensing prototype running two vertically stacked grow trays simultaneously.

In January 2015, we began construction of a controlled environment testing facility. The facility will be used to test production yields for a variety of cultivars using both our aeroponic and vertical farm framing designs. This data will then be used to develop business plans and marketing materials for our product and services. As of the date of this report, we had completed the walls and partitions, area drainage and flooring. We expect to begin installing the ventilation, climate controls and research platforms in the second quarter of 2015.

From February 19 through March 7, 2015, the Company completed installation of three mobile research labs at Tweed's Smith Falls Canada location per a Cannabis Production Pilot Agreement between the two Companies. The research will record the growth rate, phytocannabinoid production, water usage, fertilizer usage and labor of producing cannabis using aeroponic methods. We expect initial data from the research in September, 2015 which we will use towards developing a cannabis specific cultivation platform using aeroponic technology.

On April 20, 2015, we began our test pilot at Tweed's facility in Smith Falls, Ontario, by growing a sativa dominate strain from clone in order to collect certain production data. As of the date of this report, the first aeroponic pilot has concluded and we are expecting the production data in September, 2015. We conducted a control test using a coco, drip irrigation production method. The tests were staggered by approximately four weeks. The comparative results between the control and aeroponic system test will be published on or before September 30, 2015.

Plan of Expanded Operations

Our plan of expanded operations for the next 12 months, assuming we secure the necessary funding, are set forth in "Plan of Operations" in SEC filings incorporated by reference. The Company's long-term strategy is to direct sale, license and franchise their patented technologies and methods.

Potential Customers

We believe, based on our own formal and informal research that our products appeal to three distinct markets. Those markets include horticulture enthusiasts, commercial growers and horticulture researchers who are currently using areoponics or other indoor growing technologies. We intend to market our products to these markets simultaneously. The following is a description of these markets.

Horticulture Enthusiasts - The horticulture enthusiast consists of hobbyists, gardeners and those individuals seeking to utilize advanced horticulture technologies to grow at home, indoors in urban city environments where land availability is limited. We believe that our indoor aeroponic products offer both expert and novice horticulture enthusiasts several major benefits not readily available through traditional gardening methods. The Indoor Harvest™ system provides the user the ability to aeroponically grow fresh herbs, leafy greens, micro-greens, vegetables and medicinal plants year-round, regardless of seasonal weather conditions.

Commercial Growers - Commercial agriculture is beginning to migrate to CEA and BIA. We believe that our aeroponic products provide an affordable vertical farming solution for urban commercial growers who produce for local restaurants, hotels, wholesale and retail markets. Our systems can also be used in re-forestation projects or other revitalization projects through the system's ability to clone and propagate a variety of plant cuttings and hardwood cuttings.

Horticulture Researchers - The modular nature of our system design allows for numerous configurations from the same system. Our platform provides a variety of aeroponic delivery methods and plant support structures from the same system. This provides maximum flexibility to researchers who are experimenting with different plant species and are attempting to keep costs down.

We believe that cannabis has the potential to be a large market for our equipment. We are currently developing products which could be specifically used in the production of cannabis under our agreement with Tweed in Canada, where cannabis is legal throughout the country. We will only directly enter that market outside the U.S. where cannabis is legal, such as in Canada, and in the U.S. only in jurisdictions where cannabis is legal and only then if we do not believe there is any material likelihood that we could be found in violation of federal law in the U. S. through the sale of our products.  See "Government Regulation and Certification," below.

Design Build and Management Services

In addition to selling aeroponic and vertical farm framing systems, in the future we also expect to offer design build services to commercial operators who are seeking consulting, custom equipment design, and project management of CEA and BIA construction projects. The Company will act as a general contractor by providing project management in connection with the sub-contracted work of mechanical, electrical and general construction contractors who will install our fixtures for client companies. The Company will identify sub-contractors based on project location and responses to solicitations for bid on projects the Company will manage. We currently have no contracts, agreements or commitments for any subcontractors.

Marketing

The Company intends to offer its products to retail markets through distributors or retailers as well as offering direct commercial sales from our website. As of the date of this filing, we have one oral or written agreements with distributors or retailers.

We are currently developing our marketing plan, which may include some or all of the following marketing methods:

Direct Mail - The use of direct mail allows us to reach a wide audience within a targeted market. A direct mail campaign may consist of a letter of introduction and a brochure featuring the products and services provided by the Company.

Internet Marketing - The Company intends to utilize social networks such as YouTube and Facebook as well as reaching out to industry bloggers and news sites in order to reach potential customers. The Company can also sponsor, or advertise with hydroponic and other related horticulture online forums, social networks and online magazines. The Company, in the future, plans to offer its products for sale via the internet. The Company has not launched its online sales as of the date of this report.

The Company intends to launch a social media network under the domain name aerofarmer.com. The Company intends to host forums, articles and blogs related specifically to aeroponic indoor farming while also offering a retail sales point for its products and services.

Trade Shows and Special Events - The Company intends to participate in industry trade shows and events in order to create market awareness for its brand of aeroponic fixtures and systems.

We intend to market our products to customers desiring to grow all varieties of agricultural products. We do not intend to exclude the growers of any agricultural products, including cannabis, from our marketing efforts. As of the date of this report, we are developing fixtures specifically for cannabis production in Canada under our agreement with Tweed. All of our current fixtures can be adapted for use by cannabis growers. In the future we may develop additional fixtures, or be contracted to design additional systems, specifically for cannabis production. Marketing our products in the U.S. in state and local jurisdictions where marijuana is legal is still uncertain due to the uncertain legal status of the growth, sale and use of cannabis due to conflicting laws under which what is illegal federally is to varying extents legal under certain state laws to the contrary [and even greater uncertainty as to what would constitute ancillary illegal activities such as aiding or abetting if any such direct actions are deemed illegal; and even if direct illegality laws were enforced, whether any ancillary related laws such as aiding and abetting would, if ever, be enforced]. We believe that if the cannabis industry were to become fully legal under both U.S. federal and state law, then this industry may well be where the most advances in technology related to our products could come from. Even our current marketing efforts reflect these uncertainties as, for example, although we are members of the National Cannabis Industry Association, as part of our broader-based marketing efforts, we are also currently members of the Association of Vertical Farming, a non-cannabis organization, focused on food production, and are collaborating with the Massachusetts Institute of Technology's Media Lab project on advancing agricultural food technology under the MITCityFarm project, as well. We are also working on developing cannabis-specific products in Canada under our agreement with Tweed.  Thus, it is not unreasonable, but is not certain, to assume that the cannabis industry will become the biggest market for the type of equipment that we manufacture.

The Offering

Shares of common stock outstanding prior to this offering	10,585,048

Shares being offered by the selling stockholders	272,600

Shares of common stock to be outstanding after the offering	10,585,048

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered in this prospectus.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 15.

Over-the-Counter Bulletin Board Symbol	INQD

(1) As of September 16, 2015.

(2) Assumes the sale of all shares of which are included in this prospectus.

Risk Factors

Below we describe a number of uncertainties and risks which, in addition to uncertainties and risks presented elsewhere in this prospectus, may adversely affect our business, operating results, financial condition and share price. The uncertainties and risks enumerated below as well as those presented elsewhere in this prospectus should be considered carefully in evaluating our company and our business and the value of our securities. The following important factors could cause our actual business, financial condition and future results to differ materially from those contained in forward-looking statements made in this prospectus or presented elsewhere by management from time to time.

Although we have engaged in operational activities since inception, we have not yet generated operational revenues, meaning that we have an evolving and unpredictable business model and the management of growth and we may never generate operating revenues.

Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for us include, but are not limited to, an evolving and unpredictable business model and the management of growth due to future advances in technology, methods or processes by our competitors. To address these risks, we must, among other things, obtain a customer base, implement and successfully execute our business and marketing strategy, continually develop and upgrade our product offering, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

We have generated no revenues from operations, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

As of June 30, 2015 we have not generated revenues. As a consequence, it is difficult, if not impossible, to forecast our future results based upon our historical data. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses.  If we make poor budgetary decisions as a result of unreliable data, we may never become profitable or incur losses, which may result in a decline in our stock price.

There is substantial doubt about our ability to continue as a going concern and if we are unable to generate significant revenue or secure additional financing we may be unable to implement our business plan and grow our business.

We are a development stage company and are in the process of developing our products and services. Consequently, we have not generated revenues as of the date of this prospectus. We have an accumulated deficit and have incurred operating losses since our inception and expect losses to continue during 2015. Our auditor has indicated in their Report that these conditions raise substantial doubt about our ability to continue as a going concern. The continuation of our business as a going concern is dependent upon the continued financial support from our stockholders.

There is uncertainty regarding our ability to implement our Plan of Expanded Operations as described above and to grow our business to a greater extent than we can with our existing financial resources, also described above, without additional financing. We have no agreements, commitments or understandings to secure additional financing at this time. Our long-term future growth and success is dependent upon our ability to commence selling our products and services, generate cash from operating activities and obtain additional financing. There is no assurance that we will be able to commence selling our productsand services, generate sufficient cash from operations, sell additional shares of common stock or borrow additional funds. Our inability to obtain additional cash could have a material adverse effect on our ability to fully implement our Plan of Expanded Operations as described above and grow our business to a greater extent than we can with our existing financial resources, also described above.

We may have violated the provisions of Section 5 of the 1933 Act in connection with publicity surrounding our offering during the period the SEC was reviewing this registration statement and may be subject to penalties as a result of any such violation which could adversely affect our offering and our ability to implement our business plan.

A non solicited interview with Mitchell Hagney resulted in an article published on Seedstock, a social venture that fosters the development of robust and sustainable local food systems through consulting services and the use of a variety of tools, including the news and information blog Seedstock (www.Seedstock.com) and live events. The article titled, "Indoor Agriculture Firm Opening Doors to the Public through SEC Filing," written by Mitchell Hagney, shortly after it was published, was made available on our web site on March 25, 2014. The Securities Act of 1933 and related rules and regulations limit publicity about an offering considered an IPO during the time the SEC is reviewing a registration statement. Mr. Hagney contacted us on March 6, 2014 and informed us that he was preparing to write a general article covering public companies involved with indoor agriculture and requested a phone interview. We were advised by the author of this article that he was contacting us based on a news release we published via Businesswire, Facebook and Twitter on March 6, 2014 titled "Indoor Harvest, Corp. Announces Proposed Selling Stockholder Initial Public Offering."  We had had no prior contact with Mr. Hagney or anyone else at Seedstock about writing an article on this subject, and did not solicit Mr. Hagney or anyone else at Seedstock directly or indirectly to write this article. On March 10, 2014 we conducted a 15 minute phone interview with Mr. Hagney. We had no input into the drafting of the final article and were not provided a copy in advance. This article, besides our initial press release announcing that we had filed this registration statement, is the only publicity about the IPO that we are aware of.  These publicity related activities may have violated Section 5 of the Securities Act of 1933. Thus, there is a risk that shareholders may bring rescission or other legal action against the Company, its officer and director for securities law violations which if successful would seriously impact our ability to implement our business plan. We may also be subject to sanctions for such violations, including the suspension of this offering for an undetermined length of time (also known as a "cooling off period") or injunctive or financial penalties, which would seriously impact our ability to commence or continue this offering or to implement our business plan.

Industry Risks

Specialized agricultural equipment is an emerging yet competitive industry and many of our competitors have greater resources that may enable them to compete more effectively.

We will compete with several domestic and international companies that offer a range of products similar to our own or that compete in the same market. Some of our competitors have greater resources than we do, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines, and new, more efficient competitors may enter the market. If we are unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on our business and financial condition.

Our targeted customer base is diverse and we face a challenge in adequately meeting each group's needs.

Because we will serve multiple types of customers from gardening hobbyists to small-scale produce farmers, we must work constantly to understand the needs, standards and technical requirements of several different customer groups and must devote significant resources to developing products for their interests. If we do not accurately predict our customers' needs and expectations, we may expend valuable resources in developing products that do not achieve broad acceptance across the markets.

Our success depends on adoption of our product by several communities, including agricultural enthusiasts, commercial growers, and horticultural researchers and if these communities do not adopt our products then our revenue will be severely limited.

The major groups to whom we believe our products will appeal may not embrace our products. Acceptance of our product will depend on several factors, including: cost, ease of use, familiarity of use, convenience, timeliness, strategic partnerships, and reliability. If we fail to adequately meet our customers' needs and expectations, our product offerings may not be competitive and our ability to commence or continue generating revenues could be reduced. We also cannot be sure that our business model will gain wide acceptance among all targeted groups. If the market fails to continue to develop, or develops more slowly than we expect, our ability to commence or continue generating revenues could be reduced.

Competing forms of specialized agricultural equipment may be more desirable to consumers or may make our products obsolete.

There are currently several different specialized agricultural equipment technologies being deployed in urban vertical farming operations such as aquaponics, hydroponics and terraponics. Further development of any of these technologies may lead to advancements in vertical farming techniques that will make our product obsolete. Consumers may prefer alternative technologies and products.  We cannot guarantee that aeroponic farming using our aeroponic equipment will continue to grow within the industry as a whole. Any developments that contribute to the obsolescence of our aeroponic systems may substantially impact our business reducing our ability to commence or sustain generating revenues..

Our current or future suppliers and/or component manufacturers could fail to fulfill our orders for our aeroponic system components on a timely basis, which could disrupt our business, increase our costs, and could potentially cause us to lose our market.

We currently depend on three manufacturers in Texas, two in California and one in Florida to produce our aeroponic system components.  We have no written agreement with any of these firms and order from these firms on a purchase order basis only.  These specific suppliers/manufacturers and what they do for us are described in detail in "Business," below.

These suppliers/manufacturers could fail to produce the systems to our specifications or in a workmanlike manner and may not deliver the systems on a timely basis. Our suppliers/manufacturers must also obtain inventories of the necessary parts and tools for production. If our suppliers/manufacturers fail to deliver products when ordered, we may not be able to fulfill customer orders on a timley basis and our reputation could be harmed and revenues reduced.  Any change in manufacturers could disrupt or delay our ability to fulfill orders for our areoponic systems while we search for alternative supply sources, provide specifications, and test initial production, and our business prospects, results of operations and financial condition could be materially and adversely affected.

Damage claims against our products could reduce our sales and revenues.

If any of our products are found to cause injury or damage, the Company could suffer financial damages. We have not had significant claims for damages or losses from our products to date. The Company does not carry product liability insurance.  Any claims for damages related to the products we sell could damage our reputation and reduce our revenues.

If we are unable to protect our proprietary and technology rights our operations will be adversely affected.

Our success will depend in part on our ability to protect our proprietary rights and technologies.  On August 18, 2015, a U.S. federal trademark registration was granted for Indoor Harvest (Serial Number 85488194). On May 15, 2013 the Company filed a provisional application for patent on a "modular aeroponic system and related methods" (Serial Number 61/823,330) with the USPTO. In order to obtain our patent, the Company will need to convert its provisional application for patent, into a non-provisional application for patent. On May 15, 2014, the Company converted its provisional patent into a non-provisional patent and recorded an expense of $1,730. We do not currently have a patent, the USPTO will conduct a review our patent application and provide us with comments. We must satisfy all comments before the USPTO will grant us a patent. There is no guarantee that a patent will be granted. While our patent application is under review, we may use the term "patent pending" on all published materials regarding our process applied for patent. We rely on a combination of trademark laws, patent laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights.  However, not all of these measures may apply or may afford only limited protection.  Our failure to adequately protect our proprietary rights may adversely affect our operations.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use trade secrets or other information that we regard as proprietary.  Based on the nature of our business, we may or may not be able to adequately protect our rights through patent, copyright and trademark laws.  Our means of protecting our proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, litigation may be necessary in the future to:

• Enforce intellectual property rights;
• Protect our trade secrets;
• Determine the validity and scope of the rights of others; or
• Defend against claims of infringement or invalidity.

Any such litigation could result in substantial costs if we are held to have willfully infringed or to expend significant resources to develop non-infringing technology and would divert the attention of management from the implementation of our business strategy.  Furthermore, the outcome of litigation is inherently difficult to predict and we may not prevail in any litigation in which we become involved.

Disruption to our supply chain of parts needed for constructing our products could negatively affect our sales.

The Company has not as yet experienced significant problems in obtaining its parts needed for constructing its products from suppliers. However, there is no guarantee that some of the current suppliers may not be able to continue to provide parts needed for constructing our products from our current suppliers.  We have no written agreements with any of our suppliers and order these parts from different manufacturers on a purchase order basis. If the manufactured parts do not meet quality standard, the parts are not accepted by us. This could cause a shortage of those parts in inventory resulting in back orders and even cancellations of orders. Sales of existing products in inventory may not be sufficient to use all stock on hand before we can obtain replacement parts from other suppliers. This could reduce or eliminate our revenues.

Our aeroponic equipment may in the future be purchased by customers who intend to use our equipment to grow cannabis. If the U.S. Federal government changes its current non-enforcement practices and starts enforcing federal law prohibiting the growth or sale of cannabis regardless of the legality of these activities under state laws, we could lose potential future customers for our aeroponic equipment. Strict enforcement of certain state laws may also cause us to lose potential future customers as well.

Although under the federal Controlled Substances Act, growth, sale and possession of cannabis are illegal, the federal government has not started any broad scale enforcement of this law with respect to cannabis.  If the U.S. Federal government changes its current non-enforcement practices and starts enforcing federal law prohibiting the growth or sale of cannabis, regardless of the legality of these activities under state laws, we could lose potential future customers for our aeroponic equipment A permit is necessary to grow cannabis in most states in which the production and sale of cannabis has been legalized.  If states aggressively pursue enforcement of this provision of state laws in states where a permit is required, we could lose potential future customers intending to use our equipment to grow cannabis as they could fear federal prosecution for growing cannabis with our equipment, reducing our future potential revenue.  However, we have not yet commenced selling our products, it is difficult, if not impossible, to forecast the degree of enforcement of these laws or the impact these laws would have on our sales; however strict enforcement of these laws would limit our potential customer base and thus hinder our ability to generate revenues from sales to this potential customer base.

As the possession and use of cannabis is illegal under the Federal Controlled Substances Act, we may be deemed to be aiding and abetting illegal activities through the equipment we intend to sell if such equipment is used by customers who intend to purchase and use our aeroponic equipment to grow cannabis. As a result, we may be subject to enforcement actions by law enforcement authorities, which would materially and adversely affect our business.

Under Federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, and transfer of cannabis is illegal. Our equipment could be used by persons or entities engaged in the business of possession, use, cultivation, and/or transfer of cannabis. As a result, law enforcement authorities, in their attempt to regulate the illegal use of cannabis, could seek to bring an action or actions against us, including, but not limited, to a claim of aiding and abetting another's criminal activities. The Federal aiding and abetting statute provides that anyone who "commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal." 18 U.S.C. §2(a).  If such an action were brought and we were unsuccessful in a defense, we may be forced to cease operations and our investors could lose their entire investment. Regardless of the outcome, however, the federal government merely bringing such an action would have a material negative effect on our business and operations.

Risks Related to Selling Our Products through Our Own Website

The security risks or perceived risks of selling through our own website may discourage users from purchasing through our website.

In order to make sales over the Internet, we and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or know-how to breach the security of user data. Any breach could cause users to lose confidence in the security of our Website and choose not purchase our products through our website. The Company currently has not launched its web presence to start online sales as of the date of this prospectus.
We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms that we will use to protect user data. If any such compromise of our security were to occur, it could harm our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not harm our business, prospects, financial condition and results of operations.

We may be liable if third parties misappropriate our users' personal financial information.

If third parties are able to penetrate our network security or otherwise misappropriate our users' personal information, or if we give third parties improper access to our users' personal information, we could be subject to liability. This liability could include claims for impersonation or other similar fraud claims. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could adversely affect our business. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

System and online security failures could harm our business and operating results.

Our sales and customer service will depend on the efficient and uninterrupted operation of our computer and communications hardware systems. Our systems and operations will be vulnerable to damage or interruption from a number of sources, including fire, flood, power loss, telecommunications failure, break-ins, earthquakes and similar events. Our Internet host provider does not guarantee that our Internet access will be uninterrupted, error-free or secure. Our servers are also vulnerable to computer viruses, physical, electrical or electronic break-ins and similar disruptions. Any substantial interruptions could result in the loss of data and could completely impair our ability to generate revenues. We do not presently have a full disaster recovery plan in effect to cover the loss of all facilities and equipment. We do have business interruption insurance; however, do intend to utilize redundant data centers around the U.S.

Risks Related to Management and Personnel

We depend heavily on  members of senior management, Chad Sykes, CEO and John Choo, President, and the loss of any member of senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our sole founder and CEO Chad Sykes and our President John Choo. If we lose their services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled employees in addition to our Mr. Sykes and Mr. Choo, as needed, our business could suffer. Loss of Mr. Sykes' or Mr. Choo's services could significantly deplete our institutional knowledge held by our existing senior management. We depend on the skills and abilities of this key employee in managing the product acquisition, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

Our officer and directors, have no background in aeroponics, agriculture, engineering or industrial design, or experience selling products which could adversely affect our ability to implement our business plan and commence generating revenues.

Our officers and directors,  have no background in aeroponics, agriculture, engineering or industrial design, or experience selling products.  The lack of experience in these areas could adversely affect our ability to implement our business plan and commence generating revenues.

Our management has limited experience in managing the day-to-day operations of a public company and, as a result, we may incur additional expenses associated with the management of our Company.

Our sole founder and CEO Chad Sykes, along with John Choo, President, are responsible for the operations and reporting of our Company. The requirements of operating as a small public company are new to the management. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. We may also be required to hire additional staff to comply with additional SEC reporting requirements. Our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our results of operations, cash flow and financial condition.

Risks Related to the Market for our Stock

We expect to experience volatility in the price of our Common Stock, which could negatively affect stockholders' investments.

The trading price of our Common Stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with securities traded in those markets. Broad market and industry factors may seriously affect the market price of companies' stock, including ours, regardless of actual operating performance. All of these factors could adversely affect your ability to sell your shares of Common Stock or, if you are able to sell your shares, to sell your shares at a price that you determine to be fair or favorable.

The relative lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. Our senior management has little experience in managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance, and reporting requirements, including the establishing and maintaining of internal controls over financial reporting. Any such deficiencies, weaknesses, or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy, we could be subject to the imposition of fines and penalties, and our management would have to divert resources from attending to our business plan.

Our Common Stock is categorized as "penny stock," which may make it more difficult for investors to sell their shares of Common Stock due to suitability requirements.

Our Common Stock is categorized as "penny stock." The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The price of our Common Stock is significantly less than $5.00 per share, and is therefore considered "penny stock." This designation imposes additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer buying our securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser, and determine that the purchaser is reasonably suitable to purchase the securities given the increased risks generally inherent in penny stocks. These rules may restrict the ability and/or willingness of brokers or dealers to buy or sell our Common Stock, either directly or on behalf of their clients, may discourage potential stockholders from purchasing our Common Stock, or may adversely affect the ability of stockholders to sell their shares.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit a stockholder's ability to buy and sell our Common Stock, which could depress the price of our Common Stock.

In addition to the "penny stock" rules described above, FINRA has adopted rules that require a broker-dealer to have reasonable grounds for believing that the investment is suitable for that customer before recommending an investment to a customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives, and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. Thus, the FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit your ability to buy and sell our shares of Common Stock, have an adverse effect on the market for our shares of Common Stock, and thereby depress our price per share of Common Stock.

We may issue additional shares of Common Stock or Preferred Stock in the future, which could cause significant dilution to all stockholders.

Our Articles of Incorporation authorize the issuance of up to 50,000,000 shares of Common Stock, par value $0.001per share and 5,000,000 shares of Series A Preferred stock, par value of $0.01 per share. As of September 16, 2015, we had 10,585,048 shares of Common Stock and 0 shares of Series A Preferred Stock issued and outsdtanding, we may issue additional shares of Common Stock or preferred stock in the future in connection with a financing or an acquisition. Such issuances may not require the approval of our stockholders. In addition, certain of our outstanding rights to purchase additional shares of our Series A Preferred stock convertible into our Common Stock are subject to full-ratchet anti-dilution protection, which could result in the right to purchase significantly more shares of Common Stock being issued or a reduction in the purchase price for any such shares or both. Any issuance of additional shares of our Common Stock, or equity securities convertible into our Common Stock, including but not limited to, preferred stock will dilute the percentage ownership interest of all stockholders, may dilute the book value per share of our Common Stock, and may negatively impact the market price of our Common Stock.

Because we do not have an audit or compensation committee, shareholders will have to rely on our sole director, who is not independent, to perform these functions.

We do not have an audit or compensation committee comprised of an independent director.  Indeed, we do not have any audit or compensation committee.  The board of directors performs these functions as a whole.  No members of the board of directors are an independent director.  Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of December 31, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Because we lack certain internal controls over financial reporting in that we do not have an audit committee and our Board of Directors have no technical knowledge of U.S. GAAP and internal control of financial reporting and rely upon the Company's financial advisors to advise the Board on such matters, we are subject to increased risk related to financial statement disclosures.

We lack certain internal controls over financial reporting in that we do not have an audit committee, and our Board of Directors has no technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company's advisors to advise the Board on such matters. Accordingly, we are subject to increased risk related to financial statement disclosures.

Special Information Regarding Forward Looking Statements

Some of the statements in this Prospectus are "forward-looking statements."  These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.  These factors include, among others, the factors set forth above under "Risk Factors."  The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements.  We caution you not to place undue reliance on these forward-looking statements.  We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future developments, other than as required by law.  However, the Private Securities Litigation Reform Act of 1995 is not available to us as an issuer of penny stocks.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares by the Selling Stockholders pursuant to this prospectus. The Selling Stockholders will receive all proceeds from the sales of these common shares, and they will pay any and all expenses incurred by them for brokerage, accounting or tax services (or any other expenses incurred by them in disposing of their common shares).

SELLING STOCKHOLDERS

The selling shareholders named in this prospectus (the "Selling Shareholders") are offering all of the 272,600  shares offered through this prospectus issued upon our 2015 Stock Award Plan (the "Plan").

If, subsequent to the date of this reoffer prospectus, we grant any further awards under the Plan to any eligible participants who are affiliates of our Company (as defined in Rule 405 under the Securities Act), Instruction C of Form S-8 requires that we supplement this reoffer prospectus with the names of such affiliates and the amounts of securities to be reoffered by them as selling stockholders.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. The percentages for each Selling Stockholder are calculated based on 10,585,048 shares issued and outstanding as of September 16, 2015, plus any additional shares that the Selling Stockholder is deemed to beneficially own as set forth in the table. The shares offered by this prospectus shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the Selling Stockholders below, provided that this prospectus is amended or supplemented if required by applicable law.

	Shares Beneficially Owned		Number Of	Shares Beneficially Owned Upon
	Prior to this Offering		Shares Being	Completion of the Offering (1)
Name	Number	Percent	Offered	Number	Percent
Chad Sykes	4,674,000	44.16%	50,000	4,624,000	43.7%
Steve Voebel	35,800	*	35,000	800	*
Reese Kreutzberg	30,000	*	30,000	0	*
Anthony Amador	30,000	*	30,000	0	*
William Jamieson	41,640	*	41,640	0	*
John Choo	396,700	3.75%	41,640	355,060	3.35%
John Zimmerman	20,820	*	20,820	0	*
Dexter Bayack	6,500	*	6,500	0	*
Annette Knebel	5,000	*	5,000	0	*
Jessica Hay	12,000	*	12,000	0	*

* Less than 1%.

PLAN OF DISTRIBUTION

Timing of Sales

Under the Plan, we were authorized to issue up to 980,000 shares of our common stock.

Subject to the foregoing, the Selling Stockholders may offer and sell the shares covered by this prospectus at various times. The Selling Stockholders will act independently of our Company in making decisions with respect to the timing, manner and size of each sale.

No Known Agreements to Resell the Shares

To our knowledge, no Selling Stockholder has any agreement or understanding, directly or indirectly, with any person to resell the common shares covered by this prospectus.

Offering Price

The sales price offered by the Selling Stockholders to the public may be:

1.	the market price prevailing at the time of sale;

2.	a price related to such prevailing market price; or

3.	such other price as the Selling Stockholders determine from time to time.

Manner of Sale

The common shares may be sold by means of one or more of the following methods:

1.	a block trade in which the broker-dealer so engaged will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

2.	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;
3.	ordinary brokerage transactions in which the broker solicits purchasers;
4.	through options, swaps or derivatives;
5.	in transactions to cover short sales;
6.	privately negotiated transactions; or
7.	in a combination of any of the above methods.

The Selling Stockholders may sell their common shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their common shares. Brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the Selling Stockholders, or, if any such broker-dealer acts as agent for the purchaser of common shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.
Broker-dealers may agree with a Selling Stockholder to sell a specified number of common shares at a stipulated price per common share, and, to the extent the broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold common shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholder.

Broker-dealers who acquire common shares as principal may thereafter resell the common shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the common shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

If our Selling Stockholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker-dealers acting as underwriters.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the sale of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

The Selling Stockholders must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. In particular we will advise the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the Selling Stockholders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.

Accordingly, during such times as a Selling Stockholder may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, the Selling Stockholder must comply with applicable law and, among other things:

1.	may not engage in any stabilization activities in connection with our common stock;

2.	may not cover short sales by purchasing shares while the distribution is taking place; and

3.	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Penny Stock Rules

The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "institutional accredited investors." The term "institutional accredited investor" refers generally to those accredited investors who are not natural persons and fall into one of the categories of accredited investor specified in subparagraphs (1), (2), (3), (7) or (8) of Rule 501 of Regulation D promulgated under the Securities Act, including institutions with assets in excess of $5,000,000.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form required by the Securities and Exchange Commission, obtain from the customer a signed and dated acknowledgement of receipt of the disclosure document and to wait two business days before effecting the transaction. The risk disclosure document provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.

The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

State Securities Laws

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock. These expenses are estimated to be $5,000, including, but not limited to, legal, accounting, printing and mailing fees. The Selling Stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

LEGAL MATTERS

The validity of the common stock has been passed upon by Williams Securities Law Firm, P.A.  The principal of the firm Michael T. Williams owns 282,250 shares of our common stock as of June 17, 2015.

EXPERTS

The financial statements incorporated by reference in the prospectus have been audited by RBSM LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report included in our 10-K for the year ended December 31, 2014 and are incorporated in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries, provided that Williams Securities Law Firm, P.A. (including its principal) have received shares of the Company's common stock as set forth above.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that such information is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Selling Stockholders have sold all of the shares offered hereby or such shares have been deregistered.

Reference is made to the Registrant's following filings on the Forms set forth below, filed with the SEC on the dates set forth below for the date or periods set forth therein, which are hereby incorporated by reference.

8-K	Current report, item 8.01	8/20/2015
8-K	Current report, items 1.01 and 5.02	8/14/2015
8-K	Current report, item 8.01	8/14/2015
8-K	Current report, item 8.01	8/7/2015
10-Q	Quarterly report [Sections 13 or 15(d)]	8/6/2015
D	Notice of Exempt Offering of Securities, item 06c	8/6/2015
8-K	Current report, items 4.01 and 9.01	8/4/2015
8-K	Current report, item 8.01	6/26/2015
424B3	Prospectus [Rule 424(b)(3)]	5/20/2015
8-K	Current report, item 8.01	5/15/2015
10-Q	Quarterly report [Sections 13 or 15(d)]	5/14/2015
424B3	Prospectus [Rule 424(b)(3)]	4/17/2015
8-K	Current report, items 1.01 and 5.02	4/15/2015
8-K	Current report, item 8.01	4/15/2015
10-K	Annual report [Section 13 and 15(d), not S-K Item 405]	3/31/2015
8-K	Current report, item 8.01	3/31/2015
8-K	Current report, items 1.01 and 3.02	3/24/2015
8-K	Current report, item 8.01	3/23/2015
D	Notice of Exempt Offering of Securities, item 06b	3/20/2015
8-K	Current report, items 1.01 and 8.01	3/13/2015
8-K	Current report, item 8.01	3/5/2015
8-K	Current report, item 8.01	3/2/2015
8-K	Current report, items 1.01 and 5.02	3/2/2015
8-K	Current report, item 4.01	1/30/2015
8-K	Current report, item 8.01	1/27/2015
S-8	Securities to be offered to employees in employee benefit plans	1/21/2015
D/A	[Amend]Notice of Exempt Offering of Securities, item 06b	1/13/2015
424B3	Prospectus [Rule 424(b)(3)]	12/23/2014
8-K	Current report, item 1.01	12/22/2014
424B3	Prospectus [Rule 424(b)(3)]	12/5/2014
10-Q	Quarterly report [Sections 13 or 15(d)]	11/26/2014
D	Notice of Exempt Offering of Securities, item 06b	11/18/2014
424B2	Prospectus [Rule 424(b)(2)]	11/7/2014

Reference is made to the description of the Registrant's common stock as contained in its Prospectus filed under Rule 424B2 on filed with the SEC on November 7, 2014 (SEC File No. 333-194326), which is hereby incorporated by reference.

Notwithstanding the foregoing, information furnished under Items 2.01 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on written or oral request a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to Chad Sykes, Chief Executive Officer, 5300A East Freeway Houston, Texas 77020.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified pursuant to corporate organizational documents against amounts actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they are a party by reason of being or having been directors or officers of the Company. These documents and relevant Texas law provide that none of our directors or officers shall be personally liable for damages for breach of any fiduciary duty as a director or officer involving any act or omission of any such director or officer. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to such directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by such director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ADDITIONAL INFORMATION AVAILABLE TO YOU

This prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street N.E. Washington, D.C. 20549, You can obtain copies from the public reference room of the SEC at 100 F Street N.E. Washington, D.C. 20549, upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. No dealer, salesperson or other person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction where such offer or solicitation is not authorized or is unlawful. Neither delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our Company since the date hereof.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	Incorporation of Documents by Reference.

Reference is made to the Registrant's following filings on the Forms set forth below, filed with the SEC on the dates set forth below for the date or periods set forth therein, which are hereby incorporated by reference.

8-K	Current report, item 8.01	8/20/2015
8-K	Current report, items 1.01 and 5.02	8/14/2015
8-K	Current report, item 8.01	8/14/2015
8-K	Current report, item 8.01	8/7/2015
10-Q	Quarterly report [Sections 13 or 15(d)]	8/6/2015
D	Notice of Exempt Offering of Securities, item 06c	8/6/2015
8-K	Current report, items 4.01 and 9.01	8/4/2015
8-K	Current report, item 8.01	6/26/2015
424B3	Prospectus [Rule 424(b)(3)]	5/20/2015
8-K	Current report, item 8.01	5/15/2015
10-Q	Quarterly report [Sections 13 or 15(d)]	5/14/2015
424B3	Prospectus [Rule 424(b)(3)]	4/17/2015
8-K	Current report, items 1.01 and 5.02	4/15/2015
8-K	Current report, item 8.01	4/15/2015
10-K	Annual report [Section 13 and 15(d), not S-K Item 405]	3/31/2015
8-K	Current report, item 8.01	3/31/2015
8-K	Current report, items 1.01 and 3.02	3/24/2015
8-K	Current report, item 8.01	3/23/2015
D	Notice of Exempt Offering of Securities, item 06b	3/20/2015
8-K	Current report, items 1.01 and 8.01	3/13/2015
8-K	Current report, item 8.01	3/5/2015
8-K	Current report, item 8.01	3/2/2015
8-K	Current report, items 1.01 and 5.02	3/2/2015
8-K	Current report, item 4.01	1/30/2015
8-K	Current report, item 8.01	1/27/2015
S-8	Securities to be offered to employees in employee benefit plans	1/21/2015
D/A	[Amend]Notice of Exempt Offering of Securities, item 06b	1/13/2015
424B3	Prospectus [Rule 424(b)(3)]	12/23/2014
8-K	Current report, item 1.01	12/22/2014
424B3	Prospectus [Rule 424(b)(3)]	12/5/2014
10-Q	Quarterly report [Sections 13 or 15(d)]	11/26/2014
D	Notice of Exempt Offering of Securities, item 06b	11/18/2014
424B2	Prospectus [Rule 424(b)(2)]	11/7/2014

Reference is made to the description of the Registrant's common stock as contained in its Prospectus filed under Rule 424B2 on filed with the SEC on November 7, 2014 (SEC File No. 333-194326), which is hereby incorporated by reference.

Notwithstanding the foregoing, information furnished under Items 2.01 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on written or oral request a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to Chad Sykes, Chief Executive Officer, 5300A East Freeway Houston, Texas 77020.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

The validity of the shares of common stock offered hereby will be passed upon for the Registrant by Williams Securities Law Firm, P.A.  The firm or its principal have received shares of the Company's common stock.

Item 6.	Indemnification of Directors and Officers.
The TBCA contains specific provisions for indemnification of officers and directors. In 1989, the Texas Legislature amended the TBCA to expand the scope of this indemnification and to provide for assistance by a corporation with respect to litigation costs incurred by its officers or directors in certain circumstances.

I. Standards for Indemnification

Article 2.02-1 of the TBCA identifies circumstances by which indemnification must be made, may be made, and may not be made, and defines different standards for indemnification depending on the director's conduct.

A. Mandatory indemnification

A defendant-director is entitled to indemnification as a matter of right if he was "wholly successful, on the merits or otherwise, in the defense of the proceeding." TBCA art. 2.02-1 H. A director who successfully defends against the suit wholly on a procedural or other nonsubstantive ground is nevertheless entitled to mandatory indemnification. If the director who prevails in the litigation is later forced to file suit against the corporation in order to recover his indemnification, the expenses of that suit are also recoverable under the statute. TBCA art. 2.02-11.

B. Discretionary indemnification

In cases where a director is found liable to a third person, but has not received a personal benefit, or the director settles a lawsuit brought by or on behalf of the corporation, indemnification by the corporation is discretionary. TBCA art. 2.02-IB. The corporation may not exercise its discretion to indemnify the director in these circumstances, however, unless the director (i) conducted himself in good faith; (ii) reasonably believed that his conduct was in the corporation's best interests or, in cases where the questioned actions were not committed by the director in his official capacity, that his conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Id.

The determination of whether discretionary indemnification of the director is even permitted must be made either: (i) by a majority vote of a quorum of disinterested directors (i.e., directors who are not named in the lawsuit at the time the vote is taken); (ii) if such a quorum is unavailable, by a majority vote of a committee of two or more disinterested directors selected by a vote of all directors; (iii) by special legal counsel selected either by a vote of a quorum of disinterested directors, the committee established in the manner described above, or, if neither of those options is available, by vote of all directors; or (iv) by vote of the shareholders, excluding shares held by directors named as defendants in the proceeding. art. 2.02-1F.

Once it is determined that indemnification is permitted, the corporation's discretionary decision to actually authorize the indemnification, and its determination as to the "reasonableness" of the expenses for which indemnification is sought, must be made in the same manner, unless the determination that indemnification is permissible was made by special legal counsel, in which event the authorization decision must be made in the manner specified for selection of the special legal counsel. art. 2.02-IF(3), 2.02-1G. By a 1985 statutory clarification of section G, a mandatory indemnification agreement in the articles of incorporation, bylaws, a resolution of shareholders or directors or an agreement that makes the permissive indemnification provision in section B mandatory is enforceable even though it was not adopted in the manner described above, and it may not be avoided by the corporation failing to authorize the indemnification under article 2.02-1G. The issue of whether a director is eligible for indemnification is not foreclosed by the defendant's settlement of the case or even a judgment entered against him, because a director may be deemed to have been found liable for a claim only if he shall have been so adjudged in a court of competent jurisdiction after exhaustion of all appeals. art. 2.02-1D.

In many cases, a director may seek to avoid liability to a third person through a contractual release or indemnity by such third person. In effect, such a provision would prevent the need for any corporate indemnification of the director with respect to such matter and thus any related interpretation under article 2.02-1 of the TBCA. It is important to note, however, that the Supreme Court of Texas recently held that a person seeking indemnity from a third person as a result of the consequences of such person's own negligence must express such intent in a conspicuous manner within the four comers of a written contract. Dresser Indus., Inc. v. Page Petroleum, Inc., 853 S.W.2d 505, 508 (Tex. 1993). Accordingly, directors should take great care to ensure that any contractual release or indemnity by a third person satisfies such requirements.

C. Prohibited Indemnification

Article 2.2-1C prohibits indemnification when the director "is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity" and when the director "is found liable to the corporation." However, that provision is modified by article 2.02-1E, which allows corporations to indemnify directors even if they are found liable to the corporation or are found to have improperly received a personal benefit, but the indemnification is limited to "reasonable expenses actually incurred by the director in connection with the proceeding." No indemnification is available if the director is found liable for "willful or intentional misconduct in the performance of his duty to the corporation." Id.

Our Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer, except for the payment of dividends in violation of Texas law.  Our Bylaws provide, in pertinent part, that the Company shall indemnify any person made a party to or involved in any civil, criminal or administrative action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or of any corporation which such person served as such at the request of the Company, against expenses reasonably incurred by, or imposed on, such person in connection with, or resulting from, the exercise of such action, suit, proceeding or appeal thereon, except with respect to matters as to which it is adjudged in such action, suit or proceeding that such person was liable to the Company, or such other corporation, for negligence or misconduct in the performance of such persons duties as a director or officer of the Company.  The determination of the rights of such indemnification and the amount thereof may be made, at the option of the person to be indemnified, by (1) order of the Court or administrative body or agency having jurisdiction over the matter for which indemnification is being sought; (2) resolution adopted by a majority of a quorum of our disinterested directors; (3) if there is no such quorum, resolution adopted by a majority of the committee of stockholders and disinterested directors of the Company; (4) resolution adopted by a majority of the quorum of directors entitled to vote at any meeting; or (5) Order of any Court having jurisdiction over the Company.  Such right of indemnification is not exclusive of any other right which such director or officer may have, and without limiting the generality of such statement, they are entitled to their respective rights of indemnification under any bylaws, agreement, vote of stockholders, provision of law, or otherwise in addition to their rights under our Bylaws.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

EXHIBIT NUMBER	EXHIBIT

5.1	Opinion of Williams Securities Law Firm, P.A. *

23.1	Consent of Williams Securities Law Firm, P.A. (included in Exhibit 5.1)

23.2	Consent of RBSM LLP.

23.3	Consent of LL Bradford & Co., LLC

99.1	Indoor Harvest 2015 Stock Award Plan (Incorporated by reference to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 21, 2015)
* Previously Filed

Item 9.	Undertakings.

The Company hereby undertakes:

(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered  would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (A) paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the Registration Statement is on Form S–8 (§239.16b of Regulation S-K), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Company pursuant to section 13 or section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the Registration Statement; and (B) paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the Registration Statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement; provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i),  (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)
The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 16, 2015:

INDOOR HARVEST CORP.

By:	/s/ Chad Sykes
Chad Sykes
CEO (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

/s/ Chad Sykes	September 16, 2015
Chad Sykes
CEO and Chairman
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ John Choo	September 16, 2015
John Choo
President, Director

/s/ William Jamieson	September 16, 2015
William Jamieson
Director

/s/ John Zimmerman	September 16, 2015
John Zimmerman
Director